FORM 11-K

                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


    (Mark One)

      [X]      ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                  For the fiscal year ended December 31, 1996

                                      OR

      [  ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

            For the transition period from __________ to __________

                        Commission file number:  0-7574



                     WAUSAU PAPERS OF NEW HAMPSHIRE, INC.
                      HOURLY SAVINGS AND INVESTMENT PLAN
  (Full title of the plan and the address of the plan, if different from the issuer named below)



                          WAUSAU PAPER MILLS COMPANY
                             ONE CLARK'S ISLAND
                               P.O. BOX 1408
                            WAUSAU, WI 54402-1408
    (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                                 WAUSAU PAPERS OF NEW HAMPSHIRE, INC.
                                   HOURLY SAVINGS AND INVESTMENT PLAN
                                                    Wausau, Wisconsin



                                                 FINANCIAL STATEMENTS
                                           AND SUPPLEMENTAL SCHEDULES
                                         Year Ended December 31, 1996

                    WAUSAU PAPERS OF NEW HAMPSHIRE, INC.
                     HOURLY SAVINGS AND INVESTMENT PLAN

               FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                        Years Ended December 31, 1996


                              TABLE OF CONTENTS

                                                                       PAGE

 Independent Auditor's Report                                            4

 Financial Statements:

   Statements of Net Assets Available for Benefits                       5

   Statement of Changes in Net Assets Available for Benefits             6

   Notes to Financial Statements                                       7 - 11

 Supplemental Schedules:

   Schedule 1 - Item 27a - Schedule of Assets Held for
                           Investment Purposes                          13

   Schedule 2 - Item 27d - Schedule of Reportable (5%)
                           Transactions                                 14

                    INDEPENDENT AUDITOR'S REPORT



 Employee Benefits Committee of the
   Wausau Paper Mills Company
 Wausau, Wisconsin


 We have audited the accompanying statements of net assets available for benefits of the WAUSAU PAPERS OF NEW HAMPSHIRE, INC. HOURLY SAVINGS AND INVESTMENT PLAN as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

 We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

 In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the WAUSAU PAPERS OF NEW HAMPSHIRE, INC. HOURLY SAVINGS AND INVESTMENT PLAN as of December 31, 1996 and 1995, and changes in net assets available for benefits for the year ended December 31, 1996 in conformity with generally accepted accounting principles.

 Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions as of and for the year ended December 31, 1996 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employment Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 1996, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                  WIPFLI ULLRICH BERTELSON LLP
                                  Wipfli Ullrich Bertelson LLP

 June 17, 1997
 Wausau, Wisconsin

                         WAUSAU PAPERS OF NEW HAMPSHIRE, INC.
                         HOURLY SAVINGS AND INVESTMENT PLAN

                   STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                              DECEMBER 31, 1996 AND 1995



                                                        DECEMBER 31, 1996
                                                                                       WAUSAU
                                   NEUBERGER   MARSHALL                              PAPER MILLS
                       TEMPLETON   & BERMAN    & ILSLEY                 FIDELITY       COMPANY      PARTICI-
                        FOREIGN    GUARDIAN    BALANCED    GENERAL      MAGELLAN       COMMON         PANT
                          FUND       FUND        FUND      ACCOUNT        FUND         STOCK         LOANS      TOTALS
ASSETS:

Receivables:
  Employee contri-
    butions             $    113    $    750    $    446    $    529    $    349      $    179      $         $    2,384
  Participant loan
    receivable                                                                                       31,372       31,372
Investments               43,942     336,467     170,415     518,192     133,821        31,551                 1,234,388

  Total assets            44,055     337,217     170,861     518,721     134,170        31,748       31,372    1,268,144

Net assets available
  for benefits          $ 44,055    $337,217    $170,861    $518,721    $134,170      $ 31,748      $31,372   $1,268,144

                                                        DECEMBER 31, 1995
                                                                                       WAUSAU
                                   NEUBERGER   MARSHALL                              PAPER MILLS
                       TEMPLETON   & BERMAN    & ILSLEY                 FIDELITY       COMPANY      PARTICI-
                        FOREIGN    GUARDIAN    BALANCED    GENERAL      MAGELLAN       COMMON         PANT
                          FUND       FUND        FUND      ACCOUNT        FUND         STOCK         LOANS      TOTALS
ASSETS:

Receivables:
  Employee contri-
    butions             $           $  1,168    $    448    $  1,340    $    807      $             $         $    3,763
  Participant loan
    receivable                                                                                       21,832       21,832
  Interest receivable                                                                                    77           77
Investments                          217,179     133,987     495,746     190,782                               1,037,694

  Total assets                 0     218,347     134,435     497,086     191,589             0       21,909    1,063,366

Net assets available
  for benefits          $      0    $218,347    $134,435    $497,086    $191,589      $      0      $21,909   $1,063,366


                                         See accompanying notes to financial statements.

                         WAUSAU PAPERS OF NEW HAMPSHIRE, INC.
                         HOURLY SAVINGS AND INVESTMENT PLAN

             STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                           YEAR ENDED, DECEMBER 31, 1996


                                                                                       WAUSAU
                                   NEUBERGER   MARSHALL                              PAPER MILLS
                       TEMPLETON   & BERMAN    & ILSLEY                 FIDELITY       COMPANY      PARTICI-
                        FOREIGN    GUARDIAN    BALANCED    GENERAL      MAGELLAN       COMMON         PANT
                          FUND       FUND        FUND      ACCOUNT        FUND         STOCK         LOANS      TOTALS
ADDITIONS:

Participant deferral
  contributions         $  2,990    $ 36,114    $ 20,948    $ 26,324    $  19,798    $  4,352      $          $  110,526
Participant rollover
  contributions               43       4,093          20         849        1,633       1,634                      8,272
Investment income          3,512      49,348      13,410      31,689       14,735                     2,483      115,177
Transfers from other
  funds                   37,510      29,446       2,098                               29,573         6,980      105,607

Total additions           44,055     119,001      36,476      58,862       36,166      35,559         9,463      339,582

DEDUCTIONS:

Employee benefits
  and withdrawals                                             24,811                                              24,811
Investment loss                                                                         3,811                      3,811
Administrative ex-
  penses                                 131          50         368           26                                    575
Transfers to other
  Funds                                                       12,048        93,559                               105,607

Total deductions               0         131          50      37,227        93,585      3,811             0      134,804

Net additions
  (deductions)            44,055     118,870      36,426      21,635       (57,419)    31,748         9,463      204,778
Net assets available
  for benefits at
  beginning                    0     218,347     134,435     497,086       191,589          0        21,909    1,063,366

Net assets available
  for benefits at end    $44,055    $337,217    $170,861    $518,721      $134,170    $31,748       $31,372   $1,268,144

                                         See accompanying notes to financial statements.

                    WAUSAU PAPERS OF NEW HAMPSHIRE, INC.
                    HOURLY SAVINGS AND INVESTMENT PLAN

                       NOTES TO FINANCIAL STATEMENTS
__________________________________________________________________________

 NOTE 1 - DESCRIPTION OF PLAN AND FUNDING POLICY

 The following description of the Wausau Papers of New Hampshire, Inc. Hourly Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

 GENERAL

 The Plan was established on March 31, 1993. It is a defined contribution plan covering all regular full-time hourly employees of the Company who are members of the collective bargaining units represented by United Paperworkers International Union Local 61 AFL-CIO. An employee becomes eligible to participate in the Plan on the first day of the first month coinciding with or next following the 30th full working day of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

 CONTRIBUTIONS

 Participants are allowed to contribute up to 12 percent of their gross annual compensation, as defined in the Plan document. The Company currently does not match any portion of participant deferral contributions. Contributions are subject to certain limitations.

 The Plan allows participants to roll over distributions from another company's retirement plan as contributions. Participants may deposit any portion of a distribution that has not been taxed, provided the deposit is made within 60 days of distribution. These deposits are not subject to the contribution limitations under the Internal Revenue Code. The Company does not match these contributions.

 VESTING

 Participants are fully vested in their entire account balance which includes salary deferral and rollover contributions plus earning/losses thereon.

 Participants may withdraw any portion of their account balance for any reason after a participant reaches age 59 1/2 or at any age if a participant demonstrates financial hardship. Financial hardship withdrawals are subject to government regulation and may be subject to a 10 percent penalty.

 INVESTMENT OPTIONS

 The Plan allows participants to select their investment options from one or more of the following choices:

   <circle> TEMPLETON FOREIGN FUND - Funds are invested in diversified stocks and debt obligations of companies and governments that do business primarily outside of the United States. The fund's flexible investment policy allows its managers to invest the funds in lower quality debt securities and preferred stocks of emerging markets that are rated or unrated. The funds seek long-term capital appreciation.

                    WAUSAU PAPERS OF NEW HAMPSHIRE, INC.
                    HOURLY SAVINGS AND INVESTMENT PLAN

                       NOTES TO FINANCIAL STATEMENTS
__________________________________________________________________________

 NOTE 1 - DESCRIPTION OF PLAN AND FUNDING POLICY (CONTINUED)

 INVESTMENT OPTIONS (CONTINUED)

   <bullet> FIDELITY MAGELLAN FUND - Funds are invested primarily in common stocks, and securities convertible into common stock, of United States, multinational, and foreign companies of all sizes that offer potential for growth. The fund seeks long-term capital appreciation.

   <bullet> NEUBERGER & BERMAN GUARDIAN FUND - Funds are invested in a portfolio of common stocks that are principally dividend-paying issues of well-established companies. The fund seeks capital appreciation, with current income as a secondary objective.

   <bullet> MARSHALL & ILSLEY BALANCED FUND - Funds are invested in a diversified portfolio of mutual funds, which in turn invest in fixed-income and equity securities. The fund seeks to achieve total investment return from income and appreciation.

   <bullet> GENERAL ACCOUNT - Funds are invested primarily in high-quality, intermediate corporate and government bonds. The fund guarantees a minimum rate of interest on dollars invested in this account. The guaranteed rates were 6.55 and 6.70 percent for the years ended December 31, 1996 and 1995. The interest rate declared and principal in this fund are backed by the assets of Employers Life Insurance Company.

   <bullet> WAUSAU PAPER MILLS COMPANY COMMON STOCK FUND - Funds are invested exclusively into the stock of the Plan's sponsor, except that pending the purchase of shares, such contributions may be invested in short-term, interest-bearing instruments selected by Marshall
            & Ilsley Trust Company.

 Participants may change their investment options as often as they like by filing a written election with the Plan's employee benefits committee.

 PARTICIPANT LOANS

 Participants may borrow from their fund accounts. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loans fund. Loan terms range from 1-5 years or longer if for the purchase of a primary residence. Loans may not exceed the lesser of 50 percent of the participant's account balance or $50,000. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined from time to time by the Company's employee benefits committee. Interest rates on existing loans range from 6.0 percent to 11.0 percent. Principal and interest is paid ratably through payroll deductions. Upon termination of employment, outstanding balances become due and payable to the Plan. The administrator is unable to provide a detail of loans receivable by fund type.

                    WAUSAU PAPERS OF NEW HAMPSHIRE, INC.
                    HOURLY SAVINGS AND INVESTMENT PLAN

                       NOTES TO FINANCIAL STATEMENTS
__________________________________________________________________________

 NOTE 1 - DESCRIPTION OF PLAN AND FUNDING POLICY (CONTINUED)

 PAYMENT OF BENEFITS

 On termination of service due to death, disability, or retirement, the vested portion of a participant's account is payable to the participant or a named beneficiary based on the participant's elected payment method. The payment options available are lump-sum, period payment, or nontransferable annuity.

 EXPENSES OF THE PLAN

 Administrative expenses charged by Employers Life Insurance Company of Wausau, and all other expenses incurred in conjunction with the Plan are paid by Wausau Papers of New Hampshire, Inc., the Plan's sponsor. Investment advisory and management fees are offset against earnings. Loan fees are charged directly to participants' accounts against the investment option for which the loan was originally charged.

 PLAN TERMINATION

 The Company intends to continue the Plan indefinitely, but reserves the right to terminate the Plan at any time. In the event of termination, the account of each participant is fully vested and nonforfeitable. The account will be held under the Plan and continue to accrue investment earnings until all vested benefits have been distributed according to the terms of the Plan.

 NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 BASIS OF ACCOUNTING
 The accompanying financial statements of the Plan are presented on the accrual basis of accounting in accordance with generally accepted accounting principles.

 USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

 The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

 INVESTMENT VALUATION

 Investments are stated at fair value. The Plan's investments are carried at current value which represents the quoted market values of the underlying investments on the last business day of the Plan year including current income and investment expenses. Loans are stated at market value and are deemed collectible. Securities transactions are accounted for on the trade-date basis (the date the order to buy or sell is executed).

 Gains or losses on security transactions are recorded as the difference between proceeds received and the carrying value of the investments. Interest income is recognized on the accrual method, and dividend income is recorded on the ex-dividend date.

                    WAUSAU PAPERS OF NEW HAMPSHIRE, INC.
                    HOURLY SAVINGS AND INVESTMENT PLAN

                       NOTES TO FINANCIAL STATEMENTS
__________________________________________________________________________

 NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

 Investment income/loss on the statement of changes in net assets available for benefits includes unrealized appreciation or depreciation, realized gains and losses, interest, and dividends. Specific detail of investment income/loss is not available from the trustee.

 PAYMENT OF BENEFITS

 Benefit payments to participants are recorded upon distribution.

 NOTE 3 - INVESTMENTS

 A schedule of the market value of investments that individually represent 5 percent or more of the Plan's net assets available for benefits at December 31, 1996 and 1995, follows:

  Investments at Fair Value as           ASSET MARKET VALUE   PERCENT OF NET ASSETS
 DETERMINED BY QUOTED MARKET PRICE         1996        1995      1996      1996
 Neuberger & Berman Guardian Fund     $  337,217  $  218,347    26.6%     20.5%
 Marshall & Ilsley Balanced Fund         170,861     134,435    13.5%     12.6%
 General Account                         518,721     497,086    40.9%     46.7%
 Fidelity Magellan Fund                  134,170     191,589    10.6%     18.0%

 During 1996, the Plan's investments (including investments bought, sold, and held during the year) appreciated in value as follows:
  Investments at Fair Value as                      NET CHANGE IN FAIR VALUE
 DETERMINED BY QUOTED MARKET PRICE
 Neuberger & Berman Guardian Fund                          $ 49,348
 Marshall & Ilsley Balanced Fund                             13,410
 General Account                                             31,689
 Fidelity Magellan Fund                                      14,735

 NOTE 4 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

 The following is a reconciliation of net assets available for benefits at
 December 31, 1996 and 1995 to Form 5500.  Reconciling differences exist since the financial statements are prepared on the accrual basis of accounting and the Form 5500 is prepared on a modified cash basis.
                                                            1996         1995
 Net assets available for benefits                     $ 1,268,144  $ 1,063,366
 Less - Receivables for employee contributions
        and interest                                         2,384        3,840

 Net assets available for benefits - Form 5500         $ 1,265,760  $ 1,059,526

                    WAUSAU PAPERS OF NEW HAMPSHIRE, INC.
                    HOURLY SAVINGS AND INVESTMENT PLAN

                       NOTES TO FINANCIAL STATEMENTS
__________________________________________________________________________

 NOTE 5 - TAX EXEMPT STATUS OF THE PLAN

 The Internal Revenue Service has determined and informed the Company by a letter dated April 25, 1995, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe the Plan was qualified and the related trust was tax exempt as of the financial statement date.

 NOTE 6 - NOTICE OF AVAILABILITY

 The complete annual report of the Wausau Papers of New Hampshire, Inc. Hourly Savings and Investment Plan is available upon request for a reasonable charge and is also available for examination at the Plan administrator's office located in Wausau, Wisconsin during normal business hours.

                        SUPPLEMENTAL SCHEDULES

                               WAUSAU PAPERS OF NEW HAMPSHIRE, INC.
                                HOURLY SAVINGS AND INVESTMENT PLAN
                                 PLAN'S EIN #02-046-1629 PLAN #002

          SCHEDULE 1 - ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                         December 31, 1996
 Identity of Issue, Borrower         Description of Investment Including Maturity Date,                Current
 LESSOR, OR SIMILAR PARTY            RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE    COST        VALUE
 Employers Life Insurance
   Company of Wausau                 Group Annuity Contract: General Acct 6.55%           $ 518,192   $  518,192
 Nationwide Life Insurance Company   Pooled Separate Acct - Fidelity Magellan                     *      133,821
 Nationwide Life Insurance Company   Pooled Separate Acct - Templeton Foreign                     *       43,942
 Neuberger & Berman Management, Inc. Guardian Fund                                                *      336,467
 Marshall & Ilsley Trust Company     Moderate Balanced Fund                                       *      170,415
 Wausau Paper Mills Company          Company Stock Fund - CUSIP #943317                           *       31,551
 Participant Loans                   Interest rate during year 6%-11%                             0       31,372

 *The mutual fund assets consist of pooled funds held by the custodian. The custodian has stated that they cannot provide information regarding the cost of the investments. There were no investment assets reportable as acquired and disposed of during the year.

                                 See Independent Auditor's Report.

                                    WAUSAU PAPERS OF NEW HAMPSHIRE, INC.
                                     HOURLY SAVINGS AND INVESTMENT PLAN
                                      PLAN'S EIN #02-0461629 PLAN #002

                SCHEDULE 2 - ITEM 27d - SCHEDULE OF REPORTABLE (5%) TRANSACTIONS
                                        Year Ended December 31, 1996
                                                                                                        Current Value
                                                                                  Expense               of Asset on
  Identity of        Description                  Purchase  Selling   Lease    Incurred With   Cost     Transaction   Net Gain
 PARTY INVOLVED       OF ASSET                     PRICE     PRICE    RENTAL    TRANSACTION   OF ASSET      DATE      OR (LOSS)
 Nationwide Life     Pooled Separate
   Insurance Company Account - Fidelity Magellan  $  N/A   $ 93,559   $  N/A      $   N/A       $  N/A    $  93,559    $   N/A

                                      See Independent Auditor's Report.

                            SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                  WAUSAU PAPERS OF NEW HAMPSHIRE, INC.
                                  HOURLY SAVINGS AND INVESTMENT PLAN




 DATE: June 27, 1997              LARRY A. BAKER
                                  Larry A. Baker
                                  Trustee

                           EXHIBIT INDEX
                                TO
                             FORM 11-K
                                OF
               WAUSAU PAPERS OF NEW HAMPSHIRE, INC.
                HOURLY SAVINGS AND INVESTMENT PLAN
               FOR THE YEAR ENDED DECEMBER 31, 1997
           Pursuant to Section 102(d) of Regulation S-T
                      (17 C.F.R. <section>232.102(d))



 EXHIBIT 23 -  Consents of Experts and Counsel


               Consent of Independent Accountants